August 10, 2009

Lyn Shenk, Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Union Pacific Corporation
File No. 001-06075
Form 10-K for the fiscal year ended December 31, 2008
Form 10-Q for the quarterly period ended March 31, 2009
Form 8-K furnished on April 23, 2009

Dear Mr. Shenk:

This letter is in response to the comment letter, dated July 29, 2009, addressed to Mr. Robert M. Knight, Jr., Executive Vice President-Finance and Chief Financial Officer of Union Pacific Corporation (the “Company”), regarding the comments of the Staff of the Securities and Exchange Commission with respect to the above-referenced Annual Report on Form 10-K for the year ended December 31, 2008, filed on February 6, 2009 (the “Form 10-K”), Quarterly Report on Form 10-Q for the period ended March 31, 2009, filed on April 24, 2009 (the “Form 10-Q”), and Current Report on Form 8-K filed on April 23, 2009 (the “Form 8-K”).

For the convenience of the Commission Staff, we reproduce the text of each numbered paragraph in the comment letter and follow with our responses.

We respectfully submit the following information and comments with respect to each comment contained in the comment letter.

* * * * *

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Financial Condition, page 56

1.

We note that your Company’s reported “Investments” balances were $974 million and $923 million as of December 31, 2008 and December 31, 2007, respectively. However, it does not appear that you have discussed your Company’s investments in the footnotes

Lyn Shenk, Branch Chief

Securities and Exchange Commission

August 10, 2009

to your financial statements. Please tell us and disclose the nature of the investments reported on your balance sheet. In this regard, please refer to the disclosure requirements of paragraphs 19 through 22 of SFAS No. 115 and paragraph 20 of APB Opinion No. 18, as applicable. Furthermore, to the extent that your investments are measured at fair value, please expand your footnote regarding fair value measurements (e.g., Note 11 to your financial statements for the period ended December 31, 2008) to provide the disclosures outlined in paragraphs 32 through 35 of SFAS No. 157.

RESPONSE:

Our “Investments” balance as of December 31, 2008 and 2007 is comprised entirely of investments in companies that are accounted for under either the equity method of accounting or the cost method of accounting. We do not have any investments governed by SFAS Statement No. 115, and we have not elected the fair value option under SFAS Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, for any of our financial assets and financial liabilities. In our judgment, the balance of our investments is not material in relation to the financial position or results of operations of the Company, and therefore, further disclosure under APB 18 is not required. In addition, we have considered the significant subsidiary criteria in Regulation S-X, Article 4-08(g) and have concluded that no additional disclosure is required.

We note your comment and propose including the following disclosure under our Significant Accounting Policies in future filings on Form 10-K:

Investments – Investments represent our investments in affiliated companies (20% to 50% owned) that are accounted for under the equity method of accounting and investments in companies (less than 20% owned) accounted for under the cost method of accounting.

2.	We note that your consolidated statement of financial condition and your consolidated statements of changes in common shareholders’ equity do not give retroactive effect to the change in the number of issued and outstanding common shares resulting from your company’s May 28, 2008 two-for-one stock split. In this regard, please revise the disclosure on the face of the aforementioned financial statements to reflect your stock split. Alternatively, tell us why you do not believe that such revisions are necessary. Refer to SAB Topic 4:C for further guidance.

RESPONSE:

In Note 2 to the Consolidated Financial Statements in our Form 10-K for the fiscal year ended December 31, 2008, we disclosed that we completed a two-for-one stock split, effected in the form of a 100% stock dividend, on May 28, 2008. As part of the disclosure in Note 2, we indicated that all common shares and per share amounts (excluding the Consolidated Statements of Changes in Common Shareholders’ Equity and the December 31, 2007, Consolidated

Lyn Shenk, Branch Chief

Securities and Exchange Commission

August 10, 2009

Statement of Financial Position) had been restated to reflect the stock split for all periods presented. A cross-reference was made on the face of our Statements of Changes in Common Shareholders’ Equity and our Consolidated Statements of Financial Position directing readers to Note 2.

SAB Topic 4:C specifies that a capital structure change that occurs after the date of the latest reported balance sheet but before the release of the financial statements must be given retroactive effect in the balance sheet. Accounting Research Manager provides further guidance as to the balance sheet periods for which retroactive treatment of a stock split is required:

Stock splits (including reverse splits) should be recorded when they are effected and may be retroactively reflected in earlier balance sheets presented. If stock splits are effected after the balance-sheet date but before the release of the financial statements, they should be reflected retroactively as of the last balance-sheet date and may be reflected in earlier balance sheets presented. [emphasis added]

Considering this guidance, we believe that the current year balance sheet must retroactively reflect the stock split; however, we believe it is elective as to how to reflect the stock split in the earlier balance sheet presented. We note that SAB Topic 4:C indicates that the stock split must be given retroactive treatment in the balance sheet; however, it does not specify treatment in the earlier periods presented.

In our judgment, our Statements of Changes in Common Shareholders’ Equity accurately reflect and disclose the impact of the two-for-one stock split and are consistent with our presentation in our Consolidated Statements of Financial Position. As such, we do not believe that a revision of our disclosures in the referenced financial statements would enhance the understanding of readers as to our financial position, results of operations and cash flows.

Notes to the Consolidated Financial Statements

Note 1. Nature of Operations and Significant Accounting Policies, page 59

3.	We note from the “Business” section of your Form 10-K that revenue from Mexico business was approximately 9% of your Company’s total reported operating revenue for both fiscal year 2008 and fiscal year 2007. We also note that your company’s rail lines connect with Canada’s rail systems. Given the aforementioned observations, please expand your discussion of “Operations and Segmentation” in Note 1 to disclose the amount of revenue from external customers that is attributable to foreign countries, as well as your basis for attributing revenues from external customers to individual countries. Refer to paragraph 38(a) of SFAS No. 131 for further guidance.

Lyn Shenk, Branch Chief

Securities and Exchange Commission

August 10, 2009

RESPONSE:

As we disclosed in Note 1 to the Consolidated Financial Statements in our Form 10-K for the fiscal year ended December 31, 2008, we are a Class 1 railroad that operates in the United States and, as such, we do not provide freight services in foreign countries. While we may transport products that have origins or destinations outside the United States, our revenues are attributable to operations in the United States. Paragraph 38(a) of SFAS No. 131 requires the disclosure of revenues from external customers (a) attributed to the customer’s country of domicile and (b) attributed to all foreign countries in total. We have analyzed our billing records and determined that customer addresses within the United States account for nearly all of our freight revenues. Consequently, we have concluded that reporting revenues associated with customers domiciled outside the United States is not warranted because these revenues are not material. In addition, we have analyzed our shipment records to determine if shipment originations and destinations outside the United States are known. We have concluded that complete data is not available and it would be impractical to identify the ultimate origins or destinations of the products we transport. Based on our analyses of shipment origins and destinations, we do not believe there is a meaningful basis for allocating revenues from external customers to geographic regions for the purpose of providing the readers of our financial statements an understanding of concentrations of risk.

To address your comment in light of the foregoing, we propose including the following disclosure under our Significant Accounting Policies in future Form 10-K filings:

Although our revenues are principally derived from customers domiciled in the United States, the ultimate points of origination or destination for some products transported are outside the United States.

We voluntarily disclose information regarding shipments to and from Mexico in Management’s Discussion and Analysis of Financial Condition and Results of Operations in order to provide readers of our financial statements with a general understanding of the amount of our revenues attributable to shipments to and from Mexico and not with the intent of addressing SFAS 131 requirements. We included the discussion because one of the unique aspects of our rail network is access to all of the Mexican gateways into the U.S. We are able to identify shipments that are specific to Mexico by analyzing revenues based on specific lanes (i.e. routes) and distinct interchange points along the Mexican border, which is unique to this traffic. In contrast, we may interchange shipments to and from Canada at various locations within the United States (such as Chicago or Minneapolis), which also serve domestic traffic. Therefore, it would be impractical to accurately determine revenues associated with shipments that have originations or destinations in Canada.

Lyn Shenk, Branch Chief

Securities and Exchange Commission

August 10, 2009

Note 9. Properties

Property and Depreciation, page 76

4.	We note from your disclosures that the STB reviews and approves certain of your information and that this impacts your financial results and certain aspects of your accounting. For example, we note that the STB reviews and approves your depreciation rate studies, among many items. In this regard, please supplementally describe for us the nature and purpose of STB’s various reviews, including the types of information they review, the specific purpose of each review, and how and why the reviews impact your financial results and aspects of your accounting. Please be detailed in your response.

RESPONSE:

We use the group depreciation method, which is in conformity with accounting principles generally accepted in the United States (GAAP). Within the context of its authority to regulate aspects of our business, the STB provides guidance and oversight regarding property accounting for purposes of reporting in Annual Reports on Form R-1 that are submitted to the STB, including requiring the use of the group depreciation method. The STB does not dictate how we perform our depreciation and service life studies and does not establish our depreciation rates. Based on our assessments of the results of our studies, we determine the estimated service lives and depreciation rates that, in our judgment, should be applied to each asset class. The STB verifies that we use actuarially-based methods to determine estimated service lives; reviews our studies to ensure that we have appropriately used the group method; and evaluates our conclusions and proposed depreciation rates to ensure they are supported by the studies. More specifically, the STB (i) reviews depreciation studies and proposed depreciation rates for equipment (every three years) and road property (every six years), (ii) reviews the service life study for rail in high-density traffic corridors, which is submitted every six years, and (iii) reviews proposed depreciation rates for rail in high-density traffic corridors on an annual basis. (See further discussion in our response to your comment 5 below.)

In addition, for purposes of reporting in Annual Reports on Form R-1, the STB approves units of property for track assets (e.g., rail, ties, and ballast) and approves the addition of new asset classes/accounts. In our judgment, the units of property used for STB reporting purposes also comply with the requirements of generally accepted accounting principles.

5.

You state that the cost (net of salvage) of depreciable rail property retired or replaced in the ordinary course of business is charged to accumulated depreciation and no gain or loss is recognized. Please supplementally clarify for us whether the cost to which you refer is gross or net of depreciation. If net of depreciation, please tell us how you track and identify the carrying values (i.e., costs less accumulated depreciation) of individual rail assets upon retirement or replacement, given that (i) their capitalized costs are depreciated using a group method of depreciation and (ii) labor, overhead, and indirect

Lyn Shenk, Branch Chief

Securities and Exchange Commission

August 10, 2009

costs related to construction and replacement projects comprise a significant portion of those capitalized costs. In addition, please clarify for us whether losses related to the remaining carrying values of retired or replaced rail assets are reported in your income statements. If so, please tell us the amounts for each of the last three fiscal years and the line item that includes such amounts. Please consider providing an example of the journal entries typically recorded in connection with their retirement or replacement of rail assets as part of your response.

RESPONSE:

As stated in Note 9 in our Form 10-K for the fiscal year ended December 31, 2008, “[t]he group method of depreciation treats each asset class as a pool of resources, not as singular items. Under group depreciation, all items with similar physical characteristics, use, and expected life are grouped together in a single asset class, and are depreciated using composite depreciation rates. The cost (net of salvage) of depreciable rail property retired or replaced in the ordinary course of business is charged to accumulated depreciation and no gain or loss is recognized.”

Group depreciation is based on the notion of the statistical average of the lives of the various assets that comprise the group and ignores every asset’s particular life. Consequently, gains or losses on the retirement of individual assets are not recognized, but are added to, or subtracted from, the accumulated depreciation, which is kept for all of the assets in each particular group.

With respect to your question regarding retirement entries for depreciable rail assets, we credit the fixed asset account for the gross cost of the asset being retired or replaced, and enter an offsetting debit to accumulated depreciation. Gains or losses on depreciable rail assets are not reported in our consolidated statements of income. As discussed in our response to your question 4 above, we perform depreciation studies and service life studies on a scheduled basis to determine the appropriate estimated useful lives of our assets. These studies, which are actuarially based, consider all retirements of assets within the groups. Therefore, each group life will be reflective of the estimated useful lives of the individual assets comprising the group.

6.	You state that you use a “unit of production convention” to depreciate rail in high-density traffic corridors. Please supplementally tell us how this method of depreciation differs from the group method of depreciation and how you determine whether the use of such method is appropriate. Please be detailed in your response.

RESPONSE:

As disclosed in Note 9 in our Form 10-K for the fiscal year ended December 31, 2008, we follow the group method of accounting. In our response to your question 4 above, we note that we perform a service life study for rail in high-density traffic corridors every six years. We engage a third party with expertise in the railroad industry and in group depreciation theory to

Lyn Shenk, Branch Chief

Securities and Exchange Commission

August 10, 2009

assist us in determining the estimated service life of this rail, which is measured in millions of gross tons per mile of track rather than in years. It has been our experience that the life of rail in high-density traffic corridors is closely correlated to usage (i.e., the amount of weight carried over the rail), and we have measured the life of rail in high-density traffic corridors in this manner since adopting depreciation accounting in 1983. The unit of production convention is a method of computing the depreciation rate (similar to the straight-line method), which is applied to rail in high-density traffic corridors under the group method of depreciation. We calculate the number of gross ton-miles (i.e., the weight of loaded and empty freight cars, locomotives and maintenance of way equipment transported over the rails multiplied by the number of miles traveled) carried over the high-density traffic corridors on an annual basis. We recalculate the depreciation rate annually by dividing the number of gross ton-miles carried by the estimated service life of the rail (measured in millions of gross tons per mile). We believe that this approach is appropriate because the unit of production convention results in a systematic and rational allocation of the cost of rail assets over the estimated service life, and the estimation of service life takes into consideration the actual physical usage of the rail assets. (Please see our response to your comment 8 below for additional information about our rail depreciation rates.)

7.	You disclose that normal repairs and maintenance are expensed as incurred, while costs incurred that extend the useful life of an asset, improve the safety of your operations, or improve operating efficiency are capitalized. Please tell us how you define an extension of life or an improvement of safety or operating efficiency and how you determine that expenditures extend useful lives or improve safety or operating efficiency.

RESPONSE:

Please note that this comment was the subject of previous correspondence with the Staff in connection with a review of our 2007 Form 10-K that was conducted between March and August 2008. We previously provided detailed explanations about, including specific examples of, expenditures that extended the life of assets or improved our safety or operating efficiency. The discussion below includes excerpts from our previous correspondence.

In applying our accounting policy for fixed assets, we consider FASB Concept Statement 6, Elements of Financial Statements, which provides the following definition of an asset:

Assets are probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.

Concept Statement 6 also provides three essential characteristics of an asset:

•	It embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to combine directly or indirectly to future net cash inflows.

•	A particular entity can obtain the benefit and control others’ access to it.

Lyn Shenk, Branch Chief

Securities and Exchange Commission

August 10, 2009

•	The transaction or other event giving rise to the entity’s right to or control of the benefit has already occurred.

Accounting Research Manager provides further guidance regarding capitalization of costs incurred during ownership:

Costs incurred during ownership consist of additions, improvements, alterations, rehabilitations, replacements, repairs, and so forth. In general, such costs should be capitalized when they appreciably extend the life, increase the capacity, or improve the efficiency or safety of the property, and should be expensed when they do not. . . In some cases, the capitalization decision shall be based on other factors, such as the size of the expenditure, the property unit used, or the length of the period to be benefited.

As disclosed in Note 9 in our Form 10-K for the fiscal year ended December 31, 2008, we expense normal repairs and maintenance as incurred, and capitalize costs incurred that extend the life of assets, improve the safety of our operations or improve operating efficiency. Expenditures that extend the life of our assets, improve safety, or improve operating efficiency directly affect our ability to generate cash flows, and, therefore, qualify as assets under Concept Statement 6 referenced above. When assessing whether expenditures should be capitalized, we consider all relevant factors, which may include the amount of the expenditure, the property unit used, the length of the period to be benefited by the expenditure, or the impact on safety and/or operations. In addition, we apply our capitalization policies in a consistent, rational manner. We believe that our practices are in conformity with generally accepted accounting principles and are consistent with railroad industry practice.

Form 10-Q for the Quarterly Period ended March 31, 2009

Item 1. Condensed Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements

Note 10. Properties, page 14

8.

We note that the composite depreciation rate used to depreciate costs capitalized as “Rail and other track material” was reduced from 4.2% for fiscal year 2008 to 3.6% for fiscal year 2009. We note further that this change in depreciation rate effectively extended the depreciable life of rail and other track material assets from approximately 24 years to approximately 28 years, as of January 1, 2009. Per your MD&A disclosure on page 26 of your filing, the reduction in your composite depreciation rate resulted from longer asset lives and reduced track usage (based on lower gross ton-miles). In this regard, we note from the discussion of your “Critical Accounting Policies” regarding “Property and depreciation” in your Form 10-K that you perform and submit depreciation studies related to “road property” to the STB at least every six years. However, based upon our review of the MD&A section of your most recent filings on Form 10-K, we also note that the gross ton-miles or the revenue ton-miles related to your company’s operations have

Lyn Shenk, Branch Chief

Securities and Exchange Commission

August 10, 2009

not declined materially between fiscal year 2003 and fiscal year 2008. Furthermore, we note from the MD&A disclosure in your Form 10-K for fiscal year 2008 that your company’s cash capital expenditures related to track assets increased during both fiscal year 2007 and fiscal year 2008. As such, please explain to us how you have determined that the assets reported in the rail and other track material asset group have incurred reduced usage and demonstrated longer depreciable lives.

RESPONSE:

At December 31, 2008, our rail and other track material had a book value of $11,366 million, with rail and other track material in high-density traffic corridors accounting for $8,007 million of this amount. In the first quarter of 2009, we finalized a service life study for rail in high-density traffic corridors and a depreciation study for road property, which included all other rail. We engaged a third party with expertise in the railroad industry and in group depreciation theory to assist us in determining the service lives of the rail in high-density traffic corridors, which is divided among nine categories based on rail weight, condition (new or secondhand), and characteristics (tangent or curve). The service life study found that new heavy-weight tangent rail (accounted for 48% of rail miles and approximately 56% of the total cost of rail in high-density traffic corridors at December 31, 2008) had a significantly longer estimated life than in the past. This longer estimated life was due to several factors including heavier weight rail, improved metallurgy, and improved rail grinding techniques. Our previous service life study had determined that the estimated life of new heavy-weight tangent rail was 1,410 million gross tons whereas the current study determined that the estimated service life was 1,790 million gross tons, a 27% increase. The current service life study for rail in high-density traffic corridors and the depreciation study for all other rail determined that the estimated service lives of other types of rail (e.g., new heavy-weight curve rail, rail in yards, rail in sidings) had also increased for some of the same reasons. Results of the current service life and depreciation studies will be used in depreciation calculations for the next six years (2009 – 2014). Based on our analysis, the longer service lives accounted for approximately 91% of the composite rate adjustment for 2009.

As we discussed in our response to comment 6 above, we recalculate our depreciation rates for rail in high-density traffic corridors annually to reflect usage based on gross tons carried over the rail. Gross ton-miles carried over our high-density traffic corridors declined about 3% during 2008 compared to 2007. Consequently, our depreciation rates for 2009 for rail in high-density traffic corridors were adjusted for the decline in gross ton-miles. Based on our analysis, the decreased usage accounted for approximately 9% of the composite rate adjustment for 2009.

The increases in our cash capital expenditures for replacement of track assets (i.e., rail, ties, and ballast), were principally driven by inflation. Between 2006 and 2007, replacements of rail, ties, and ballast increased 0%, 1%, and 3% (as measured in miles, number, and cubic yards, respectively), whereas cash capital expenditures increased 7%. Between 2007 and 2008, cash capital expenditures again increased approximately 7% while the number of ties replaced increased 3% and the number of miles of rail and cubic yards of ballast replaced declined 8% and 7%, respectively.

Lyn Shenk, Branch Chief

Securities and Exchange Commission

August 10, 2009

Form 8-K furnished April 23, 2009

9.	Please revise your future filings on Form 8-K to show the computation of the non-GAAP measure “Adjusted Debt to Capital.”

RESPONSE:

We note your comment and will revise our future filings to include a reconciliation of the non-GAAP measure “Adjusted Debt to Capital” to the most directly comparable GAAP measure.

* * * * *

As requested in your comment letter, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call either me at (402) 544-6262 or Jim Theisen, Assistant General Counsel, at (402) 544-6765 if you should have any questions or further comments.

Sincerely,

/s/ Jeffrey P. Totusek
Jeffery P. Totusek
Vice President and Controller
Union Pacific Corporation

Lyn Shenk, Branch Chief

Securities and Exchange Commission

August 10, 2009

cc:	James R. Young

Chairman, President and Chief Executive Officer

Union Pacific Corporation

Robert M. Knight, Jr.

Executive Vice President-Finance and Chief Financial Officer

Union Pacific Corporation

Union Pacific Corporation Audit Committee